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SEALSQ Announces 9-Month 2023 Unaudited Revenue of $22.1 Million, a 20.4% Increase From the 9-Month 2022 Period

Tortola, British Virgin Islands, Oct. 05, 2023 (GLOBE NEWSWIRE) -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI and Post-Quantum technology hardware and software products, today announced its unaudited revenue for the - month 2023 period ending September 30, 2023.

For the first nine months of 2023, SEALSQ reported unaudited revenue of $22.1 million, marking an impressive 20.4% growth compared to the same period of last year.

Carlos Moreira, CEO of SEALSQ, said, “We are witnessing a robust and consistent customer demand for our semiconductors and Matter-related products, coupled with an upward trajectory in our market share. Notably, we’re driving innovation in pivotal domains such as the integration of semiconductors with post-quantum technologies, artificial intelligence, security, and cloud services. This forward momentum fortifies our confidence in our capacity to seize the abundant opportunities on the horizon.”

Mr. Moreira added, “As previously announced, we expect FY 2023 revenue to increase by over 20% as compared to FY 2022. Our confidence is supported by the successful execution of our growth strategy strategically designed and executed across our various operational domains.”

Our strategy is focused on several pillars including:

Amplification of Production and Supply Chain Efficacy: We have vigorously expanded our production capacity and honed the efficiency of our supply chain, particularly to leverage the augmented demand from our existing, historically steadfast customers, predominantly within the IT network infrastructure segment.

Acquisition of New, Significant Business Ventures: Our advanced MS600X secure platform has not only proved its technological prowess but also acted as a catalyst in capturing several monumental business opportunities, especially in the realm of remote logical access control, further solidifying our market position.

Maturation of Trust Services Business: Our evolving Trust Services business, especially concerning Semiconductor provisioning and managed Public Key Infrastructure (PKI), is steadily morphing into a reliable stream of recurring revenues, indicating a secure and growth-oriented future trajectory.

Expansion of U.S. Market Presence: We have decisively broadened our footprint in the competitive United States market through a two-pronged approach: firstly, by expanding our sales team to ensure a greater on-ground presence and, secondly, by inking four pivotal sales distribution agreements, all strategically aimed to bolster our market share.

Investment in Next-Gen Semiconductor Technology: We’ve channelized investments into the development of a new generation of Post-Quantum semiconductors, namely Quasar, designed to deliver Provisioning and Managed-PKI services within a uniquely vertically integrated value proposition, which also includes the Matter PAA. Notably, SEALSQ has recently achieved a significant milestone by gaining approval from the Connectivity Standards Alliance (CSA) for Matter device attestation, positioning us amongst a select few providers of Matter PAA.

Mr. Moreira added, “SEALSQ’s focus remains laser-sharp. Our goal is to persistently drive innovation, secure and nurture lucrative business opportunities, and consistently deliver stellar products and services to our esteemed clientele, thereby fortifying our market presence and ensuring sustainable growth.”

About SEALSQ:

SEALSQ focuses on selling integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. Our solutions can be used in a variety of applications, from Multi-Factor Authentication tokens, Smart Energy, Smart Home Appliances, and IT Network Infrastructure, to Automotive, Industrial Automation and Control Systems.

Post-Quantum Cryptography (PQC) refers to cryptographic methods that are secure against an attack by a quantum computer. As quantum computers become more powerful, they may be able to break many of the cryptographic methods that are currently used to protect sensitive information, such as RSA and Elliptic Curve Cryptography (ECC). PQC aims to develop new cryptographic methods that are secure against quantum attacks.

For more information please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the expected benefits and costs of the intended spin-off transaction, the expected timing of the completion of the spin-off transaction and the transaction terms, SEALSQ’s ability to implement its growth strategies, SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com